Mail Stop 4561

September 18, 2008

Mr. Richard P. Conway
Principal Financial Officer
DSI Realty Income Fund X
6700 E. Pacific Coast Highway
Long Beach, CA 90803

     Re: DSI Realty Income Fund X
             Form 10-KSB for the year ended December 31, 2007
             File No. 0-15346

Dear Mr. Conway:

We have completed our review of the above referenced filing and have no further comments at this time.

           Sincerely,

           Kevin Woody
           Branch Chief